February 18, 2002



SENT VIA EDGAR AND FEDERAL EXPRESS

United States Securities & Exchange Commission
Securities and Exchange Commission
450 Fifth Street N.W.
Judiciary Plaza
Washington, DC 20549

Re:  Meridian Gold, Inc. (the "Company")
     Notice of Record Date and Meeting Date


Dear Sirs and Mesdames:

I have attached a revised letter of notification with regard to the above referenced matter. The verbiage from our notice, dated February 14, 2002, has been changed from "...entitled to notice of the Annual Meeting of Shareholders to be held..." to "...entitled to notice of the Annual and Special Meeting of Shareholders to be held...". This change has been made to reflect that the Annual Meeting of Shareholders will, in actuality, be an Annual and Special Meeting of Shareholders.

Please make note accordingly.

Please feel free to contact me with any questions or further needs.

Thank you.

Sincerely,



Heather Fatzer
Administrative Assistant
Investor Relations

/hf

enclosures

February 18, 2002


SENT VIA EDGAR AND FEDERAL EXPRESS

United States Securities & Exchange Commission
Securities and Exchange Commission
450 Fifth Street N.W.
Judiciary Plaza
Washington, DC  20549

RE:  MERIDIAN GOLD, INC. (THE "COMPANY")
     NOTICE OF RECORD DATE AND MEETING DATE

Dear Sirs and Mesdames:

On behalf of Meridian Gold, Inc., we hereby give notice that the Board of Directors has fixed Friday, March 22, 2002 as the record date for the determination of the Shareholders entitled to notice of the Annual and Special Meeting of Shareholders to be held Tuesday, May 7, 2002, at four o'clock in the afternoon EDT at the Toronto Stock Exchange Conference Centre located at the Exchange Tower, 130 King Street West, Toronto, ON M5X 1J2.

Should you require any additional information with respect to the foregoing, please do not hesitate to contact Ms. Heather Fatzer, Administrative Assistant, at the number noted above.

Thank you.

Sincerely,

/s/ PETER C. DOUGHERTY
---------------------------
Peter C. Doughery
Chief Accounting Officer
Corporate Controller


PCD/hf